UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PINNACLE ENTERTAINMENT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.10 per Share
(Title of Class of Securities)
723456109
(CUSIP Number of Common Stock Underlying Class of Securities)
Elliot D. Hoops, Esq.
Vice President and Corporate Counsel
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, Nevada 89148
(702) 541-7777
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$747,831.00	$87.00

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Value assumes that all options to purchase the Issuer’s common stock that may be eligible for exchange in the offer will be tendered for new options and cancelled pursuant to this offer. These options have a value of $747,831.00 calculated using the Black-Scholes method based on a price per share of common shares of $11.33, the average of the high and low prices of the Issuer’s common shares as reported on the New York Stock Exchange on August 9, 2011. The amount of the filing fee equals $116.10 per $1,000,000.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Form or Registration No.: Not applicable.
Filing Party: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.
The information set forth under Section I (“Summary Term Sheet — Questions and Answers”) in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated August 11, 2011, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”), is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address. The issuer is Pinnacle Entertainment, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 8918 Spanish Ridge Avenue, Las Vegas, Nevada 89148, and the telephone number of its principal executive office is (702) 541-7777.
(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock that were granted before December 14, 2007, have an exercise price that is greater than $24.12 per share and are outstanding and held by an Eligible Employee (as defined in the Offer to Exchange) as of the start date of the program and at the time the Offer expires (the “Eligible Options”), for new options (the “New Options”). The Eligible Options were previously granted under the Pinnacle Entertainment, Inc. 2005 Equity and Performance Incentive Plan, as amended (the “Plan”). As of August 11, 2011, options to purchase approximately 315,500 shares of the Company’s common stock were eligible for exchange in the exchange offer. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(B).
The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”), Section II (“Risks of Participating in the Offer”), Section III.1 (“The Offer— General; Eligibility; Offer Expiration Time”), Section III.2 (“The Offer— Source and Amount of Consideration; Terms of New Option”), Section III.6 (“The Offer— Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section III.10 (“The Offer— Price Range of Shares of Common Stock Underlying Eligible Options”) is incorporated herein by reference.
(c) Trading Market and Price. The information set forth in the Offer to Exchange under Section III.10 (“The Offer— Price Range of Shares of Common Stock Underlying Eligible Options”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under Section III.11 (“The Offer— Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule A (“Information Concerning Our Executive Officers and Directors”) is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) Material Terms. The information set forth under Item 2(b) above and in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”), Section II (“Risks of Participating in the Offer”), Section III.1 (“The Offer— General; Eligibility; Offer Expiration Time”), Section III.2 (“The Offer— Source and Amount of Consideration; Terms of New Options”), Section III.3 (“The Offer— Purpose”), Section III.4 (“THE Offer— Procedures for Tendering Eligible Options”), Section III.5 (“The Offer— Withdrawal Rights and Change of Elections”), Section III.6 (“The Offer— Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section III.7 (“The Offer— Extension of Offer; Termination; Amendment”), Section III.8 (“The Offer— Material U.S. Federal Income Tax Consequences”), Section III.9 (“The Offer— Conditions to Completion of the Offer”), Section III.12 (“The Offer— Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“The Offer— Legal Matters; Regulatory Approvals”) and Section III.15 (“The Offer— Source and Amount of Consideration”) is incorporated herein by reference.
(b) Purchases. Members of the Company’s Board of Directors and executive officers are not eligible to participate in the exchange offer. The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”) and Section III.11 (“The Offer— Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section III.11 (“The Offer— Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), Section III.16 (“The Offer— Information Concerning Pinnacle Entertainment, Inc.”) and Section III.17 (“The Offer— Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference. The Plan and the related form of New Option award agreement attached hereto as Exhibits (d)(1)-(d)(2) also contain information regarding agreements involving the Company’s securities.

Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes. The information set forth in the Offer to Exchange under Section III.3 (“Purpose”) is incorporated herein by reference.
(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”), Section III.3 (“The Offer — Purpose”) and Section III.12 (“The Offer — Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.
(c) Plans. The information set forth in the Offer to Exchange under Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds. The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”), Section III.2 (“The Offer — Source and Amount of Consideration; Terms”), Section III.14 (“The Offer — Fees and Expenses”) and Section III.15 (“The Offer — Source and Amount of Consideration”) is incorporated herein by reference.
(b) Conditions. The information set forth in the Offer to Exchange under Section III.9 (“The Offer — Conditions to Completion of the Offer”) is incorporated herein by reference.
(d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Offer to Exchange under Section III.11 (“The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.
(b) Securities Transactions. The information set forth in the Offer to Exchange under Section III.11 (“The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
Not applicable.
Item 10. Financial Statements.
(a) Financial Information. The information set forth in Item 8. Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and in Item 1. Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 is incorporated herein by reference. The financial information contained in the Offer to Exchange under Section III.18 (“The Offer — Additional Information”) and Section III.19 (“The Offer — Financial Information”) is incorporated herein by reference.
(b) Pro Forma Information. Not applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section II (“Risks of Participating in the Offer”), Section III.8 (“The Offer — Material U.S. Federal Income Tax Consequences”), Section III.11 (“The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.13 (“The Offer — Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(c) Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options.
(a)(1)(B)	Election, Withdrawal or Change of Election Form for Eligible Employees.
(a)(1)(C)	Form of Email Communication to Eligible Employees Announcing Program Launch.
(a)(1)(D)	Form of Cover Letter to Eligible Employees Announcing Program Launch.
(a)(1)(E)	Form of Letter Rejecting the Election, Withdrawal or Change of Election Form for Eligible Employees.
(a)(1)(F)	Form of Letter Reminding Eligible Employees of Program.
(a)(1)(G)	Form of Email Communication Reminding to Eligible Employees of Program.
(a)(1)(H)	Form of Email Communication to Eligible Employees Confirming Election to Participate.
(a)(1)(I)	Form of Letter to Eligible Employees Confirming Election to Participate.
(a)(1)(J)	Form of Email Communication to Eligible Employees Confirming Election Not to Participate.
(a)(1)(K)	Form of Letter to Eligible Employees Confirming Election Not to Participate.
(a)(1)(L)	Form of Final Email Communication to Eligible Employees Confirming Participation.
(a)(1)(M)	Form of Final Letter to Eligible Employees Confirming Participation.
(a)(1)(N)	Form of Email Communication to Eligible Employees Announcing Exercise Price of New Options.
(b)	Not applicable.
(d)(1)	Pinnacle Entertainment, Inc., 2005 Equity and Performance Incentive Plan, as amended.
(d)(2)	Form of Stock Option Agreement.
(g)	Not applicable.
(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PINNACLE ENTERTAINMENT, INC.
By:	/s/ John A. Godfrey
John A. Godfrey
Executive Vice President, General Counsel and Secretary

Date: August 11, 2011